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SEC FILE NUMBER
8-34176

ANNUAL REPORTS
FORM X-17A-
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2021__ AND ENDING __12/31/2021__
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _Allied Millennial Partners, LLC_

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Three World Financial Center, 200 Vesey Street 24th Floor
(No. and Street)

New York	NY	10281
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Emily Abbruzzese	516-858-4766	emily@myampny.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

G.R. Reid Associates, LLP
(Name – if individual, state last, first, and middle name)

7600 Jericho Turnpike Suite 400	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

7/1/2013	5861
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Parmigiani_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Allied Millennial Partners, LLC_____, as of December 31,_____, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____ 2/28/22

Title: _____
Chief Executive Officer

_____
Notary Public

Alyssa Dawn Giacobbe
Notary Public, State of NY
No. 01GI6312677
Qualified in Nassau County
Comm Exp Oct 6, 2022

This filing contains (check all applicable boxes):**

X (a) Statement of financial condition.

 X (b) Notes to consolidated statement of financial condition.

   (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

   (d) Statement of cash flows.

   (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

   (g) Notes to consolidated financial statements.

   (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

   (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

X   (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

   (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

X (t) Independent public accountant's report based on an examination of the statement of financial condition.

   (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

   (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Allied Millennial Partners, LLC

(A Wholly Owned Subsidiary of JPED Holdings, LLC)
Report of Independent Registered Public Accounting Firm and
Statement of Financial Condition
December 31, 2021

Allied Millennial Partners, LLC
(A Wholly Owned Subsidiary of JPED Holdings, LLC)
Contents
December 31, 2021

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statement	
Statement of Financial Condition	2
Notes to Financial Statement	3-6



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Allied Millennial Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Allied Millennial Partners, LLC, (the Company), as of December 31, 2021, and the related notes. In our Opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Allied Millennial Partners, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Allied Millennial Partners, LLC's management. Our responsibility is to express an opinion on Allied Millennial Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Allied Millennial Partners, LLC in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Allied Millennial Partners, LLC's auditor since 2020.

Reid CPAs, LLP

Woodbury, New York
February 28, 2022

Allied Millennial Partners, LLC
(A Wholly Owned Subsidiary of JPED Holdings, LLC)
Statement of Financial Condition
December 31, 2021

Assets

Cash and cash equivalents	$	128,158
Receivable from clearing organizations		41,641
Deposit with clearing organization		97,211
Prepaids and other assets		161,795
Total assets	$	428,805

Liabilities and Member's Equity

Liabilities

Accrued expenses and other liabilities	$	95,727
Total liabilities		95,727

Commitments and Contingencies

Member's Equity		333,078
Total liabilities and member's equity	$	428,805

Allied Millennial Partners, LLC
(A Wholly Owned Subsidiary of JPED Holdings, LLC)
Notes to the Statement of Financial Condition
December 31, 2021

1. **Organization and Summary of Significant Accounting Policies**

   Allied Millennial Partners, LLC. (the "Company"), is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Regulatory Authority ("FINRA") engaged primarily in the execution of stock transactions for customers. The Company is a non-clearing broker and does not handle any customer funds or securities. The Company derives revenue mainly in the form of commissions earned from executing trades on behalf of customers on various stock exchanges, insurance products such as individual variable annuities and private equity transactions.

   The Company is incorporated in the state of Indiana. The Company is a wholly owned subsidiary of JPED Holdings, LLC, (the "Parent"). The Company is registered to conduct business in all 50 states, the District of Columbia and Puerto Rico and began operations as a broker-dealer on July 15, 2016.

   Following is a description of the significant accounting policies and practices followed by the Company in the preparation of the accompanying financial statements. These policies conform to accounting principles generally accepted in the United States of America.

   Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and cash equivalents

   The Company considers cash and all highly liquid instruments with original maturities of three months or less, that are not held for sale in the ordinary course of business, to be cash equivalents for cash flow statement purposes. The Company maintains its cash in a bank deposit account which, at times, may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Operating Lease Assets/Liability

   The Company adopted ASC Topic 842 on January 1, 2019. Refer to Note 7, Commitments and Contingencies, for more discussion on the adoption of the guidance.

   Certain arrangements may contain both lease and non-lease components. The Company determines if an arrangement is, or contains, a lease at contract inception. Only the lease components of these contractual arrangements are subject to the provisions of ASC Topic 842. Any non-lease components are subject to other applicable accounting guidance. We have elected, however, to adopt the optional practical expedient not to separate lease components from non-lease components for accounting purposes. This policy election has been adopted for each of the Company's leased asset classes existing as of the effective date and subject to the transition provisions of ASC Topic 842, will be applied to all new or modified leases executed on or after January 1, 2019. For contractual arrangements executed in subsequent periods involving a new

leased asset class, the Company will determine at contract inception whether it will apply the optional practical expedient to the new leased asset class.

Leases are evaluated for classification as operating or finance leases at the commencement date of the lease. Right-of-use assets and corresponding liabilities are recognized on the Company's statement of financial condition based on the present value of future lease payments relating to the use of the underlying asset during the lease term. Future lease payments include fixed lease payments as well as variable lease payments that depend upon an index or rate using the index or rate at the commencement date and probable amounts owed under residual value guarantees. The amount of future lease payments may be increased to include additional payments related to lease extension, termination, and/or purchase options when the Company has determined, at or subsequent to lease commencement, generally due to limited asset availability or operating commitments, it is reasonably certain of exercising such options.

The Company uses its incremental borrowing rate or prime rate as the discount rate in determining the present value of future lease payments, unless the interest rate implicit in the lease arrangement is readily determinable. Lease payments that vary based on future usage levels, the nature of leased asset activities, or certain other contingencies, are not included in the measurement of lease right-of-use assets and corresponding liabilities. The Company has elected not to record assets and liabilities on its statement of financial condition for lease arrangements with terms of 12 months or less.

Financial Instruments
The Company's financial instruments include cash, receivable from clearing organization, commissions receivable, non-clearing broker and commissions payable for which carrying values approximate fair values due to the short maturities of those instruments.

Receivables from clearing organizations
The Company maintains a brokerage account with two clearing organizations through which all trading transactions are cleared. The receivables and certain cash deposits owned are with the same organizations. The Company is subject to credit risk if the organization is unable to repay the receivable or return cash deposits in its custody.

Subsequent Events
The Company has performed an evaluation of events that have occurred subsequent to December 31, 2021, and through February 28, 2022, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2021.

Income Taxes
The Company follows the provisions of the Financial Accounting Standards Board "FASB" Accounting Standards Codification "ASC", as revised, on Uncertainty in Income Taxes. The guidance imposes a threshold for determining when an income tax benefit can be recognized for financial statement purposes. The threshold now imposed for financial statement reporting generally is higher than the threshold imposed for claiming deductions in income tax returns. Under the revised guidance, the tax benefit from an uncertain tax position can be recognized for financial statement purposes only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities including the resolution of appeals or litigation processes, if any. The revised rules also provide guidance on classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and

income tax disclosures. Management believes there were no material uncertain tax positions at December 31, 2021.

Income taxes have not been provided for because the partnership income or loss and credits are passed through to the members and combined with their other personal income and deductions to determine taxable income on their individual tax returns.

The Company files a U.S. federal income tax return and state tax return in New York. Returns filed in these jurisdictions for tax years ended on or after December 31, 2018 are subject to examination by the relevant taxing authorities.

Property and Equipment
Property and equipment are recorded at cost net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives, ranging from 5-7 years.

Off-balance sheet risk
In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or clearing agent is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. As of December 31, 2021, the Company was not exposed to such risk.

Concentration of credit risk
The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. As of December 31, 2021, the Company was not exposed to such risk.

Recent Accounting Guidance
Through 2021, the FASB issued various updates ("ASU") to the FASC ASC. The Company did not adopt any new accounting pronouncements during the year end December 31, 2021 that had a material effect on its financial statements.

2. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2021, the Company had net capital of $169,132, which was $162,750 in excess of the minimum amount required.

Rule 15c3-3 under the Securities and Exchange Act of 1934 ("SEC Rule 15c3-3") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. The Company clears all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money to customers and therefore is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii).

Allied Millennial Partners, LLC
(A Wholly Owned Subsidiary of JPED Holdings, LLC)
Notes to the Statement of Financial Condition
December 31, 2021

3. Receivables from clearing organizations

The receivable balance from the clearing organizations has not historically required any write-offs for credit losses and is stated at the amount management expects to collect from outstanding balances. Based on management's evaluation of collectability, an allowance for doubtful accounts is not required. At December 31, 2021, the Company had receivables from its clearing organizations of $41,641.

4. Deposit with clearing organization

One of the Company's clearing organizations is StoneX Financial, Inc. The agreement between the Company and the clearing organization requires that the Company maintain a collateral deposit of $97,000. The collateral deposit balance as of December 31, 2021 is $97,211.

5. Property and equipment

Property and equipment as of December 31, 2021 consist of the following:

Computer equipment and software	$	6,144
		6,144
Less: accumulated depreciation and amortization		6,144
Net property and equipment	$	-

6. Commitments and contingencies

Operating lease

The Company is obligated under a non-cancelable operating lease for its office facilities in New York, expiring in November 2022. As of December 31, 2021, the approximate future minimum lease payments under the non-cancelable lease are as follows

Years ending December 31,	
2022	81,335
Total contractual future minimum lease payments	$ 81,335

Contingencies

During the normal course of business operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal or regulatory proceedings. At December 31, 2021, the Company does not believe that these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.